OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

SURGE GLOBAL ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86880T 10 0
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 86880T 10 0

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,033,332
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,033,332
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,033,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Options to purchase 366,668 shares which vest at the rate of 16,666 options per month.	[ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (1)
14	TYPE OF REPORTING PERSON* IN

    (1) Based upon 38,487,387 outstanding shares as of October 8, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP NO. 86880T 10 0

Item 1.                      Security and Issuer

This Schedule 13D relates to the shares of common stock (“Common Stock”) of Surge Global Energy, Inc., a Delaware corporation (the “Company”). The Company’s principal offices are located at 990 Highland Dr., Ste. 206, Solana Beach, CA 92075.

Item 2.                      Identity and Background

(a)      David McGuire

(b)     10599 Wilshire Blvd., Suite #307, Los Angeles, CA 90024.

(c)      President of SEC-Compliance, Inc., a subsidiary of the Issuer to be formed under Nevada Law.

(d)     Not applicable.

(e)      Not applicable.

(f)       USA

Item 3.                      Source and Amount of Funds or Other Consideration

Assets of SEC-Compliance, Inc., a Delaware corporation purchased by the Issuer. The foregoing were the personal assets of the Reporting Person.

Item 4.                      Purpose of Transactions

(a) - (j) Not applicable

The Reporting Person has acquired the securities covered by this schedule for investment purposes. Mr. McGuire is currently a director of the Issuer and President of a principal business, SEC-Compliance, Inc., a subsidiary to be formed under the laws of the State of Nevada. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D.  However, Mr. McGuire, as a director of the Issuer, may in the future take actions in his fiduciary duty that would otherwise be required to be described in Item 4 of Schedule 13-D. The Reporting Person may at any time review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.                      Interest in Securities of the Issuer

(a) - (b)  As of October 8, 2010, the Issuer has outstanding 38,487,387 shares of Common Stock.  Of the foregoing shares of Common Stock, the reporting person beneficially owns 5,033,332 shares of Common Stock, representing 13.1% of the outstanding Common Stock, which includes options to purchase 33,332 shares.  The foregoing excludes options to purchase 366,668 shares which vest at the rate of 16,666 shares per month. The reporting person has the sole power to dispose and vote of all shares of Common Stock owned by him.

SCHEDULE 13D

CUSIP NO. 86880T 10 0

(c)  On October 1, 2010, Mr. McGuire exchanged his assets of SEC-Compliance, Inc., a Delaware corporation, in exchange for $100,000 in cash and securities and 5,000,000 shares of the Issuer's Common Stock valued at $.05 per share. On October 8, 2010, Mr. McGuire was granted five-year options to purchase 400,000 shares of the Issuer's Common Stock, with vesting occurring over a two-year period beginning on November 1, 2010.

(d) - (e)  Not Applicable

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Mr. McGuire's Employment Agreement dated as of October 1, 2010 provides for the Reporting Person to be President of SEC-Compliance, Inc. and become a director of the Issuer before October 15, 2010.

Item 7.                      Materials to be filed as Exhibits

Employment Agreement entered into as of October 1, 2010. (Incorporated by reference to Exhibit 10.1 contained in the Registrant's Form 8-K filed with the SEC on October 6, 2010.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2010

Signature By:	/s/David McGuire
David McGuire